United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

OMB Number 3235-0145
nFinanSe Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
65338C 10 9
(CUSIP Number)
Joanne R. Soslow
Morgan, Lewis & Bokius LLP
1701 Market Street
Philadelphia,  PA  19103-2921
(215) 963-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 03, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65338C 10 9

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  Welch Jerry R

  Check the Appropriate Box if a Member of a Group (See Instructions)

  SEC Use Only
  Source of Funds (See Instructions)

  OO

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
  Citizenship or Place of Organization

  United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  *

  Shared Voting Power

  0

  Sole Dispositive Power

  *

  Shared Dispositive Power

  0

  Aggregate Amount Beneficially Owned by Each Reporting Person

  *

  Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 11

  9.0

  Type of Reporting Person (See Instructions)

  IN

Footnotes:

*The filing person beneficially owns 896,271 shares of Common Stock underlying options that are exercisable within 60 days of March 16, 2009 and 30,000 shares of Common Stock.

Item 1. Security and Issuer

This statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of nFinanSe Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3923 Coconut Palm Drive, Suite 107, Tampa, FL 33619.

Item 2. Identity and Background

  Name

  Jerry R. Welch

  Residence or Business Address

  3923 Coconut Palm Drive
  Suite 107
  Tampa, FL 33619

  Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

  Chief Executive Officer and Chairman of the Board of the Issuer.

  Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

  None.

  Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

  None.

  Citizenship

  United States of America

Item 3. Source and Amount of Funds or Other Consideration

The shares were acquired per the Employment Agreement dated as of September 5, 2006 and the Nonqualified Stock Option Agreement (granted under the 2004 Amended Stock Incentive Plan), dated as of September 5, 2006.

Item 4. Purpose of Transaction

Consideration for employment.

  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

  None.

  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

  None.

  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

  None.

  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  None.

  Any material change in the present capitalization or dividend policy of the issuer;

  None.

  Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

  None.

  Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  None.

  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  None.

  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  None.

  Any action similar to any of those enumerated above.

  None.

Item 5. Interest in Secuirities of the Issuer

  State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

  The filing person beneficially owns 896,271 shares of Common Stock underlying options that are exercisable within 60 days of March 16, 2009 and 30,000 shares of Common Stock, which constitute 9.0% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3(d)(i)(D).

  For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

  The filing person has sole power to vote the shares of Common Stock covered by this report.

  Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

  Not applicable.

  If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The employment agreement with the filing person had an initial term from September 5, 2006 to December 31, 2008 and provides him with a current annual salary of $275,000. The agreement is to be automatically renewed indefinitely for succeeding terms of two years unless otherwise terminated in accordance with the agreement. Additionally, the filing person received the option to purchase approximately 603,416 shares of our Common Stock at an exercise price of $1.50 per share, which, using the Black-Scholes option pricing model, were valued at an aggregate of approximately $845,000. As of January 3, 2009, all of the options have vested. The grant was equal to 4.25% of the total of our then outstanding shares, options and warrants as of December 28, 2006.

On July 12, 2007, the filing person was awarded 197,855 stock options at an exercise price of $3.40 per share, which, using the Black-Scholes option pricing model, were valued at an aggregate of approximately $619,000. As of January 3, 2009, all of the options have vested and the aggregate value of the options was recognized as stock-based compensation expense on a straight line basis as the options vested. The grant was equal to approximately 4.25% of the shares of our total stock and warrants issued under the Securities and Purchase Agreements June 29, 2007.

On January 24, 2008, the filing person was awarded 95,000 stock options at an exercise price of $4.00 per share, which, using the Black-Scholes option pricing model, were valued at an aggregate of approximately $233,725. As of January 3, 2009, all of the options have vested.

On February 23, 2009, the filing person was awarded 250,000 stock options at an exercise price of $1.00 per share which, using the Black-Scholes option pricing model, were valued at an aggregate of $143,840. The options to purchase 50,000 shares will become fully vested on the first anniversary date of the grant and 50,000 options will vest ratably over the 12 months beginning March 31, 2010. Of the final 150,000 options, 75,000 will vest on the first anniversary date of the grant and 75,000 will vest ratably over the 12 months beginning March, 2010, provided the Company has positive EBITDA in any calendar month prior to September 30, 2009. Notwithstanding the forgoing, if the Company does not have positive EBITDA in any calendar month prior to September 30, 2009, so long as the filing person is employed by the Company, all 250,000 stock options will accelerate and become fully vested and exercisable as of the date of a change in control of the Company, if any.

Item 7. Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 28, 2009
Date
nFinanSe Inc.
/s/ Jerry R. Welch
Signature
Jerry R. Welch
Chief Executive Officer
Name / Title

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)